# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AEON Biopharma, Inc., CIK 0001837607
CUSIP: 00791X100
Title of class of securities: Common Stock, $.0001 par value
Address of issuer's principal executive offices: 5 PARK PLAZA, SUITE 1750, IRVINE, California (CA), 92614
Date of event which requires filing of this statement: 01/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (3.1% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (3.1% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (3.1% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (3.1% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (3.1% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (3.1% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,900,000; sole dispositive power 0; shared dispositive power 4,900,000; aggregate amount beneficially owned 4,900,000 (6.1% of the class)

## Item 1. Issuer
Name of issuer: AEON Biopharma, Inc.
Address of issuer's principal executive offices: 5 Park Place, Suite 1750, Irvine, CA 92614

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
2250 Red Springs Drive
Las Vegas, NV 89135

Bigger Capital Fund GP, LLC
2250 Red Springs Drive
Las Vegas, NV 89135

District 2 Capital Fund LP
175 W. Carver Street
Huntington, NY 11743

District 2 Capital LP
175 W. Carver Street
Huntington, NY 11743

District 2 GP LLC
175 W. Carver Street
Huntington, NY 11743

District 2 Holdings LLC
175 W. Carver Street
Huntington, NY 11743

Michael Bigger
2250 Red Springs Drive
Las Vegas, NV 89135
Citizenship:
Bigger Capital Fund, LP
Citizenship: Delaware

Bigger Capital Fund GP, LLC
Citizenship: Delaware

District 2 Capital Fund LP
Citizenship: Delaware

District 2 Capital LP
Citizenship: Delaware

District 2 GP LLC
Citizenship: Delaware

District 2 Holdings LLC
Citizenship: Delaware

Michael Bigger
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of January 6, 2025, Bigger Capital beneficially owned (i) 2,450,000 shares of Common Stock, (ii)2,450,000 shares issuable upon exercise of Series A Warrants, the exercise of which is subject to a 4.99% blocker limitation and (iii)2,450,000 shares of Common Stock issuable upon the exercise of Series B Warrants, the exercise of which is subject to a 4.99% blocker limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 2,450,000 shares of Common Stock and shares of Common Stock issuable upon exercise of the Series A Warrants and Series B Warrants beneficially owned by Bigger Capital.

As of January 6, 2025, District 2 CF beneficially owned (i)2,450,000 shares of Common Stock, (ii)2,450,000 shares of Common Stock issuable upon exercise of Series A Warrants, the exercise of which is subject to a 4.99% blocker limitation and (iii)2,450,000 shares of Common Stock issuable upon the exercise of Series B Warrants, the exercise of which is subject to a 4.99% blocker limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 2,450,000 shares of Common Stock beneficially owned by District 2 CF and the shares of Common Stock issuable upon exercise of the Series A Warrants and Series B Warrants beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the securities beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the securities beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i)2,450,000 shares of Common Stock beneficially owned by Bigger Capital, and (ii)2,450,000 shares of Common Stock beneficially owned by District 2 CF. In addition, Mr. Bigger may be deemed to beneficially own the Common Stock issuable upon exercise of the Series A Warrants and Series B Warrants beneficially owned by Bigger Capital and District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 79,970,673 shares of Common Stock outstanding as of January 7, 2025, as reported in the Issuer's Form 8-K filed with the Securities Exchange Commission on January 7, 2025.

As of the close of business on January 6, 2025, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 3.1% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own 3.1% of the outstanding shares of Common Stock and (iii) Mr. Bigger may be deemed to beneficially own approximately 6.1% of the outstanding shares of Common Stock.

Subsequent to January 6, 2025, the Reporting Persons sold all of their Common Stock and Common Stock issuable upon exercise of the Series A Warrants and Series B Warrants.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by District 2 CF.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (01/08/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (01/08/2025)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 GP LLC, its general partner (01/08/2025)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member (01/08/2025)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (01/08/2025)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (01/08/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (01/08/2025)